Mary K. Johnson Vice President, Corporate Counsel
The Prudential Insurance Company of America 280 Trumbull Street, Hartford, CT 06103 Tel 860-534-7704 kate.johnson@prudential.com

October 17, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Post-Effective Amendment No. 1 to the Registration Statement on Form N-4
File Nos. 333-230983 and 811-07325
Pruco Life Flexible Premium Variable Annuity Account (Registrant)
Pruco Life Insurance Company (Depositor)
Rule 485(a) under the Securities Act of 1933

Members of the Commission:
Enclosed for filing on behalf of the above-referenced Registrant is Post-Effective Amendment No. 1 to the Registration Statement on Form N-4.
The purposes of Post-Effective Amendment No. 1 are to: (1) add a Dollar Cost Averaging MVA Option that can be elected when the optional living benefit is not in effect; (2) add a variety of variable sub-accounts that can be elected when the optional living benefit is not in effect; and (3) add an additional contract-level charge on Account Value invested in certain sub-accounts.
If you have any questions, please call me at (860) 534-7704.
Very truly yours,

/s/Mary K. Johnson ____________
Mary K. Johnson
Vice President, Corporate Counsel